Exhibit 21.1

SUBSIDIARIES OF AMERICAN DAIRY, INC.

Subsidiary	State or Other Jurisdiction of Incorporation
American Flying Crane Corporation	Delaware
Heilongjiang Feihe Dairy Co., Limited	China
Gannan Flying Crane Dairy Products Co., Limited	China
Langfang Flying Crane Dairy Products Co., Limited	China
Shanxi Feihesantai Biotechnology Scientific and Commercial Co., Limited	China
Beijing Feihe Biotechnology Scientific and Commercial Co., Limited	China
Qiqihaer Feihe Soybean Co., Limited	China
Heilongjiang Feihe Kedong Feedlots Co., Limited	China
Heilongjiang Feihe Gannan Feedlots Co., Limited	China
Baiquan Feihe Dairy Co., Limited	China